March 20, 2007

Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 200549-7410

RE:   Avalon Oil & Gas, Inc.
         Form 10-KSB for Fiscal Year Ended March 31, 2006
         Filed July 14, 2006
         Form 10-QSB for the Fiscal Quarter Ended December 31, 2006
         Filed February 14, 2007
         File No. 1-12850

         Your Letter dated March 6, 2007

Telecopier Number (202) 772 9368

Dear Ms. Davis:

In response to your letter dated March 6, 2007, I am enclosing responses prepared by out accountants which follow each item raised. Please contact me if there are any questions. If you believe these responses satisfy your concerns, please notify me and we will arrange to amend the applicable filings to include those items which require revision.

     Note   3.    Related Party Transactions

     Preferred Stock

1.

We note from your disclosure that you issued 100 shares of Series A Preferred Stock as payment for $500,000 in promissory notes and that these shares are “convertible into the number of shares of common stock sufficient to represent 40 percent (40%) of the fully diluted shares outstanding after their issuance.” Please tell us how you considered the guidance in FAS 150, FAS 133 and EITF 00-19 with respect to your convertible preferred stock and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf .

Response:    EITF 00-19 “Accounting for Derivative Financial Instruments indexed to, and potentially settled in, a Company’s won Common Stock” paragraph 4 states:

“The Task Force observed that, pursuant to paragraphs 11 (a) and 12 (c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it as a freestanding derivative, that embedded derivative is not considered a derivative for the purposes of Statement 133.”

The Company therefore concluded that the preferred shares were not considered a derivative within the scope of Statement 133.

     FAS 150 deals with the following situations:

o

A financial instrument issued in the form of shares that is mandatorily redeemable — that embodies and unconditional obligation requiring the insurer to redeem it by transferring its assets at a specific or redeemable day parent or dates parent or upon an event that is certain to occur

o

A financial instrument, other than an outstanding share, that, at inception, and embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets parent (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash )

o

A financial instrument that embodies and unconditional obligation, or a financial instrument other than an outstanding shares and oddities a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominately on any of the following:

o	A fixed monetary amount known at inception, for example, a payables settled full with a variable number of the issuer’s equity shares
o

variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settle with a variable number of the issuer’s equity shares

o	variations inversely related to the changes in the fair by of the issuer’s equity shares, for example, a written put option that could be net shares settled

The preferred shares in question are not mandatorily redeemable. There is no obligation on the part of the company to repurchase these shares. The conversion privilege is not a fixed monetary amount know at inception. The variation in the number of shares is not based on an outside index such as the S&P 500 but is based solely on the fair value of the equity shares. Variations are not inversely related to changes in the fir value of the issuer’s equity shares.

Therefore, we do not believe FAS 150 applies to our preferred stock.

     Note 5.    Shareholders’ Equity

2.

Please tell us and clarify your disclosure to explain how you determine the value of the shares issued for consulting services. In addition, please confirm that you follow the guidance in paragraph 8 of FAS 123 otherwise advise.

Response:    Paragraph 8 of FAS 123 (r) deals the measurement date of share-based payments transactions with Nonemployees. It excludes measurement dates for which the measure the cost of goods acquired or services received is base on the fair value of the equity instruments issued. It refers to EITF No 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquired, or in Conjunction with Selling, Goods or Services”

EIFT 96-18 states in part” The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following: (1) The date at which a commitment for performance by the counterparty to earn the equity instruments is reached or (2) The date at which the counterparty’s performance is complete.

The following additional wording will be added to the notes to the financial statements:

“All stock transactions for services with third parties were valued as of the earlier of the date at which a commitment for performance by the third party to earn the stock was reached or the date at which the third party’s performance is complete.”

3.

For all periods presented, please reconcile the number of shares, par value and additional paid-in capital you disclose as being issued for cash with that presented in your Statement of Changes in Shareholders’ Deficit. In this regard, we note your disclosure under this heading sum to the issuance of 20,000,000 shares of stock for cash during the fiscal year ended March 31, 2006. However, you show 21,100,000 shares as being issued for cash in your Statement of Changes in Shareholders’ Deficit during the same period.

Response:    Additional wording added to footnote disclosure as follows:

During September of 2005, 1,100,000 shares of restricted common stock was issued to two investors for a total cash consideration of $11,000.

4.

We note you issued 15,000,000 shares of common stock to a third party in exchange for the assumption of $90,108 for your accounts payable balance. We further note your disclosure that the “Company remains contingently liable for these accounts payable should the assuming shareholder fail to settle them.” Please tell us how you applied the guidance in paragraph 8 of FAS 5 for reporting contingent liabilities.

Response:    FAS 5 paragraph 8 states “An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that is must be probable that one or more future events will occur confirming the fact of a loss and (b) The amount of loss can reasonably be estimated.”

We believe that neither of these conditions had been met as of the date of these financial statements. Furthermore the market value of the shares issued significantly exceeded the contingent liability as of March 31, 2006.

5.	We note that you issued 3,000,000 warrants in March 2006 along with 10,000,000 shares of common stock. Please tell us and expand your disclosure to explain how you accounted for the warrants issued.

Response:    Incremental direct costs incurred to issue shares classified as equity, are to be treated as a reduction of the proceeds. The warrants were additional consideration for the payment received for the common stock. Any value allocated to the warrants would be a reduction in additional paid in capital associated with the stock issuance and an offsetting addition to additional paid in capital for the value of the warrants issued. Thus the two would offset and have no impact on shareholders equity. We believe this is quite common practice and that no additional disclosures are required.

6.	Please expand your disclosure to clearly explain how the 2,000,000 warrants granted to directors were valued for financial reporting purposes.

Response:    The footnote will be expanded to read as follows:

On March 31, 2006, the Company granted to its directors warrants to purchase 2,000,000 shares of common stock at a price of $0.01 per share. These warrants will expire on March 31, 2011. These warrants were valued using a Black Scholes pricing model, using a current market price of the stock on the issuance date, a five year life expectancy, volatility of 30% and a discount rate of 4%, which computed to a value of $63,664.

     Note 6.   Stock Purchase Agreement

7.

We note your disclosure that you entered into a stock purchase agreement with two investor groups in October 2005 and that “As of March 31, 2006, the capital contribution had not been received and the stock was held in escrow pending receipt of the funds by the Company.” We further note that you have requested that the escrow agent return these shares and that you plan to subsequently cancel the shares. Please tell us how you accounted for these contingently issuable shares in calculating your earnings/loss per share amounts. Please see footnote five to paragraph 10 FAS 128 for relevant guidance.

Response:     Paragraph 10 of FAS 128 says” Shares issuable for little or no cash consideration upon satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares. “

Footnote 5 to this paragraph reads as follows: “Thus, contingently issuable shares that (a) will be issued in the future upon the satisfaction of specified conditions, (b) have been place in escrow and all or part must be returned if specified conditions are not net or (c) have been issued but the holder must return all or part if specified conditions are not met.”

The share in question were not included in the computation of earnings per share as no all necessary conditions for the shares to not be considered contingently issuable.

     Form 10-QSB for the Fiscal Quarter Ended December 31, 2006

     Note 1. Summary of Significant Accounting Policies, page 7

     Basis of Accounting

8.	Please revise your policy and/or your disclosure to be consistent with the guidance in SAB Topic 13.A. In this regard, ensure that your disclosure clearly states how the criteria are met.

Response:    SAB Topic 13 A deals with revenue recognition. The Company’s only sole sources of income are oil and gas sales and interest income. Both oil and gas sales and interest income are recognized as they are earned.

The disclosure will be revised as follows:

In accordance with the requirements of SEC Staff Accounting Bulletin Topic 13 A “Revenue Recognition” revenues are recognized at such time as (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable and (4) collectibility is reasonably assured. Specifically, oil and gas sales are recognized as income at such time as the oil and gas are delivered to a viable third party purchaser at an agreed price. Interest income is recognized as it is earned.

     Investments

9.

We note your statement that “As of December 31, 2006, all investments are considered to be available-for-sale for financial reporting purposes.” Please tell us where you have reported your investments in your financial statements.

Response:    The Company has a policy for recording investments but did not have any investments on its books as of December 31, 2006.

     Natural Gas and Oil Properties, page 8

10.

We note your accounting policy with respect to investments in unproved properties. As such, please expand your disclosure to comply with the guidance in Rule 4-10(c)(7)(ii) of Regulation S-X, which requires the following:

o

Separate disclosure on the face of the balance sheet of the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized;

o

A description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

o

A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for a description of the type of costs to be disclosed.

Response:    The Company had no unproved oil and gas properties as of December 31, 2006. As noted on the face of the balance sheet all properties were included in the full cost pool and were being amortized on the units of production basis.

11.	In addition, please disclose when you perform impairment testing of your investments in unproved properties as contemplated by Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Response:    The Company had no unproved properties as of December 31, 2006.

12.	Please disclose the results of your ceiling test for the fiscal quarter ended December 31, 2006.

Response:    Company will perform a ceiling test on an annual basis and at such other times that is has indications that its full cost pool may be impaired. We have just recently acquired these producing oil and gas properties. Our first ceiling test will be performed in connection with our annual audited financial statements as of March 31, 2007.

     Other Property and Equipment, page 8

13.

We note your disclosure stating that “Other property and equipment is reviewed on an annual basis for impairments and as of December 31, 2006, the Company had not identified any such impairment.” Please revise your accounting policy and disclosure, as appropriate, to conform to the guidance in paragraph 8 of FAS 144, which indicate that long-lived assets should “be tested for recoverability whenever events or changes in circumstance indicate that it’s carrying amount may not be recoverable.”

Response:    First we would point out that other property and equipment represents less than 1/3 of 1 % of the Company’s total assets. We believe that the comment is in reference to our intangible assets for which the proper wording is already disclosed in the accounting policies of the Company regarding recoverability of intangible assets.

     Note 2. Related Party Transactions, page 12

     Promissory Notes

14.

We note that you obtained a $100,000 loan from a shareholder in exchange for a convertible note and that you treated the value of this conversion feature “as a loan discount for the full $100,000” and included amortization of $100,000 in interest expense for the nine months ended December 31, 2006. Please provide a schedule to summarize the journal entries you recorded for these transactions and tell us how you determined that the value of the conversion feature represented 100% of the promissory note’s value. In additions, please cite the accounting literature you referenced in reporting this transaction.

Response:     The loan conversion feature allowed the loan to be converted to common stock at a rate of $.02 per share. On the date the loan was issued, the stock had a market price of $.13 per share. Thus the note had a preferential conversion feature valued at $.11 per share which is well in excess of the $100,000 balance of the loan.

The value of the preferential conversion feature was recorded on the books by the following journal entry:

Loan discount	$100,000
Additional paid in capital	$100,000

Then the loan discount was amortized to interest expense over the life of the loan by debiting interest expense and crediting loan discount.

     Preferred Stock

15.	Please expand your disclosure to clearly explain why the preferred stock balance decreased from $500,000 as of March 31, 2006 to $10 as of December 31, 2006.

Response:    This was simply a reclassification to record the preferred stock at par value rather than at the entire amount of the contributed capital. Please note that we have already included disclosure of reclassifications in the notes to the financial statements.

     Note   4.    Ultrasonic Mitigation Technology Acquisition, page 13

16.	Please disclose your basis for determining the value of the equity shares issued in the purchases of UMTI and IWTI in accordance with paragraph 58(a) of FAS 141.

Response:    The notes will be amended to indicate that the restricted common stock issued in these transactions was valued at the average sales price received in recent private placements for sales of restricted common stock for cash.

17.

We note that you capitalized $30,000 and $22,500 in finders fees related to your acquisition of UMTI and IWTI. Please tell us why you do not believe these fees should be expensed in accordance with paragraph 24 of FAS 141.

Response:    Paragraph 24 of FAS 141 states “The cost of an entity acquired in a business combination includes the direct cost of the business combination. Cost of registering and issuing equity securities shall be recognized as a deduction of the otherwise determinable fair value of the securities. However, indirect and general expense related to business combinations shall be expensed as incurred.”

We consider the finder’s fees to be a direct cost of these acquisitions. The Company would not have been able to acquire these investments without the assistance for which the finder’s fees were paid.

     Note 7. Shareholders’ Equity, page 15

18.	Please disclose how you determined the value of the shares you issued during the periods presented and cite the authoritative literature that supports your reporting methodology.

Response:    Share based payments were recorded in accordance with the terms of FAS 123(r) “Share Based Payments”. This statement states in part “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliable than the fair value of the equity instruments issued, the fair value of the goods or services shall be used to measure the transaction. In contrast, if the fair value of the equity instrument issued to the nonemployee is more reliably measured that the fair value of the consideration received, the transaction shall be measure based on the fair value of the equity instruments issued. A share –base payment transaction with employees shall be measured based on the fair value of the equity instruments issued.”

We believe that the more reliable measurement is the fair value of the equity instruments issued. Since all issuances were of restricted stock, the value of each transaction was based on recent sales of restricted stock for cash as of the time when the shares were issued.

19.	Please tell us what you mean by your statement that “The value of the stock issued, $0.035 per share was recorded at fair value based on other cash sales of restricted stock.”

Response:    This question is addressed in the response to question 20 above.

20.

Please reconcile the total amount of outstanding warrants as of March 31, 2006 with that presented in your Form 10-KSB for the fiscal year ended March 31, 2006. In this regard, the total amount shown in your Form 10-QSB is 11,000,000 whereas the total in your Form 10-KSB is 7,500,000.

Response:    Upon investigation we noted an error in the table of warrants in the December 31, 2006 Form 10-QSB. The first two warrant listings on this table need to be deleted. We will file amended 10-QSB with the table corrected as described in the prior sentence.

Please contact me at your convenience if you have any questions, and let me know if the above addresses your concerns

Sincerely

/ s / Kent A. Rodriguez

Kent A. Rodriguez
Chief Executive Officer
Avalon Oil & Gas, Inc.